Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-605-9475
katherine.kelly@bms.com

October 14, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Year Ended December 31, 2009

Filed February 19, 2010

File No. 1-1136

Dear Mr. Rosenberg:

This letter responds to the additional oral comment received from Ms. Kei Nakada, Staff Accountant, on September 30, 2010 responding to Bristol-Myers Squibb Company’s response letter dated August 31, 2010. For your convenience, we have included a summary of the oral comment below and follow with our own response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Product and Pipeline Development

Comment: Provide your proposed disclosure to be included in future filings with the Commission describing how you identify what your significant research and development projects are.

We plan to include disclosure in future filings with the Commission that is substantially similar to the following:

The Company manages its research and development (R&D) programs on a portfolio basis, investing resources in each stage of research and development from early discovery through late-stage development. The Company continually evaluates its portfolio of R&D assets to ensure that there is an appropriate balance of early-stage and late-stage programs to support the future growth of the Company. We consider our R&D programs that have entered into Phase III development to be significant, as these programs constitute our late-stage development pipeline. These Phase III development programs include both investigational compounds in Phase III development for initial indications and marketed products that are in Phase III development for additional indications or formulations. Spending on these programs represents approximately 30-40% of our annual R&D expenses. No individual investigational compound or marketed product represented 10% or more of our R&D expenses in any of the last three years. While we do not expect all of our late-stage development programs to make it to market, our late-stage development programs are the R&D programs that could potentially have an impact on our revenue and earnings within the next few years.

Mr. Jim B. Rosenberg	Page 2

In addition, as discussed with Ms. Nakada, in connection with providing our annual earnings guidance at the beginning of each year, which includes line-item guidance for R&D expenses, we will also disclose the estimated percentage of R&D expenses expected to be incurred during that year on our late-stage development programs, which are our significant R&D projects. We plan to include this information in the Form 8-K with our fourth quarter earnings release and supplemental information that is furnished to the Commission.

In connection with this response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company

Sandra Leung, Bristol-Myers Squibb Company